EXHIBIT 10.1

                        TRANSITION SERVICES AGREEMENT


     This TRANSITION SERVICES AGREEMENT ("Agreement") is made and entered into this 7th day of November, 2001, effective as of the close of business on October 31, 2001, by and between Thomas Nelson, Inc., a Tennessee corporation ("Nelson" or "Service Provider") with offices located at 501 Nelson Place, Nashville, Tennessee 37214, and CRG Acquisition Corp., a Georgia corporation ("Buyer"), with offices located at 3101 Clairmont Road, Suite C, Atlanta, Georgia 30329.


                                 RECITALS:

     WHEREAS, as of the date of this Agreement, Buyer is to acquire from The C.R. Gibson Company, a Delaware corporation ("Gibson") (the "Sale") substantially all of the assets of Gibson comprising its gift business (the "Business"), as more fully described in the Amended and Restated Asset Purchase Agreement by and between Buyer, Gibson and Nelson dated October 31, 2001; and

     WHEREAS, Service Provider currently provides certain services to Gibson, and Buyer desires that Service Provider continue to provide certain of those same services to Buyer with respect to the Business following the Sale upon and subject to the terms and conditions contained in this Agreement.


                                 AGREEMENT:

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants which are made and to be performed by the respective parties, it is agreed as follows:



                                 ARTICLE I.

                NATURE AND TERM OF AGREEMENT; RELATIONSHIP

1.1 Services.
    --------

     (a) During the Transition Period (as defined herein), Service Provider shall provide Gibson with the services as described in Section 1.2 (individually, a "Service" and collectively, "Services").

     (b)  It is agreed that the provision of Services contemplates that:

          (i) Buyer shall not materially change the transactional nature of Gibson's business acquired from Service Provider as it was conducted immediately prior to the Sale;

          (ii) Service Provider's system, operational and accounting practices and operations shall be conducted as they were immediately prior to the Sale (except that Service Provider shall be permitted to upgrade its systems after 120 days notice to Buyer of any material upgrade), and there shall be no materially detrimental changes during the Transition Period without the prior approval of Buyer; and

          (iii) If Buyer proposes a change in the transactional nature of the Business, Buyer shall give Service Provider reasonable notice of such change, and the parties will negotiate in good faith any necessary adjustment in the Service Fees payable hereunder.

     (c) The Services and annual charges relating thereto shall consist of the following as defined in Section 1.2 and annual base charges for Service Fees relating thereto:

          (i)    Accounting ($150,000);

          (ii)   Customer Services ($800,000);

          (iii)  Credit and Collections ($300,000);

          (iv)   IT ($300,000);

          (v)    Personnel and Central Services ($50,000); and

          (vi)   Warehouse and Fulfillment ($6,100,000).


1.2  Description of Services.
     -----------------------

The Services shall include all personnel necessary to perform the Services, and the costs associated with such personnel, including payroll and benefits, and shall be of the type, manner and scope provided by Service Provider through its employees to Gibson immediately prior to the Sale, such that the Services and the employees of Service Provider performing such Services for Buyer will not differ in any material respect from those provided to Gibson prior to the Sale, except as may be mutually agreed by the parties after the date of this Agreement.

     (a) "Accounting Services" shall mean a fully integrated computer accounting system sufficient to enable the business of Buyer to be accounted for in the manner as such business was accounted for prior to the sale with such modifications as Buyer and Seller may agree and separately from Service Provider's business and general/cost accounting services, order processing, billing, accounts payable, and similar services.

     (b) "Credit and Collections" shall mean, without limitation, review and approval of all retailer and consumer orders against credit lines that have been established by Buyer and guidelines for which have been provided to Service Provider by Buyer and collection of customer accounts. Service Provider agrees to provide such detailed reports of receivables balances and collections as Buyer or its lenders reasonably may require. Service Provider acknowledges that cash payments on Buyer's accounts will be directed to a lock box under the control and supervision of Buyer's lenders and Service Provider shall reasonably cooperate with Buyer and Buyer's lenders in the maintenance of accounting records reflecting such collections. To the extent Service Provider receives any collections of Buyer's accounts, Service Provider shall forward any such amounts immediately to Buyer or its lenders, as directed.

     (c) "Customer Services" shall mean, without limitation, handling customers' incoming telephone, mail and internet orders and retailer/consumer inquiries.

     (d) "IT" shall mean, without limitation, the provision and maintenance of a computer system sufficient to enable the Business of Buyer, to be accounted for separate and apart from all other business of the Service Provider, to process orders, billing, accounts payable and similar services, which system shall provide pass-through access to the extent available under the existing system (viewing and printing only), to all of the system information and activity that involves the Business, including the ability to view or perform day-to-day operations to keep the Business running, as well as access and support to permit Buyer to transition (at Buyer's expense) the data files to Buyer's system. In addition, Service Provider shall maintain Buyer's web site. Access to data shall include transmission daily or weekly of the information listed on Schedule A hereto.

     (e) "Personnel and Central Services" shall mean the administration of payroll and employee benefits (but only through December 31, 2001) and reporting to IRS and state authorities by January 31, 2002 for the period ending December 31, 2001 for the former employees of Gibson hired by Buyer, and day-to-day office services for the Business (e.g., mailroom and telephone (but not monthly service fees for Buyer's access or Buyer's long distance costs) and assistance in the transition of such services and functions to Buyer; except that Service Provider shall have no obligation for providing employee benefits, and no benefit plans of Service Provider will be made available to employees of Buyer.

     (f) "Warehouse and Fulfillment" shall mean such services as are reasonably necessary to receive, warehouse and distribute the products of the Business, including: (i) the warehousing (including the subleasing or licensing of warehouse space), distribution (including handling and packing) and shipping services which shall enable Service Provider on behalf of Buyer to ship Buyer's inventories of goods as well as customary stickering and other services traditionally provided by Service Provider (but the monthly average scope and volume of such stickering and other services shall be no more burdensome to Service Provider than in the twelve months prior to the date hereof) for the Value Added Service Charge described in Exhibit E to the Amended and Restated Asset Purchase Agreement described above, and (ii) the processing and refurbishing of all customer returns which shall be intended to enable Service Provider on behalf of Buyer to ship Buyer's inventories of goods. The location from which such warehouse and shipping services shall be performed shall be consistent with Service Provider's past practice, except as Buyer may otherwise direct, except Service Provider shall bear no cost in connection with the change in location, if to a location not already in use on the date hereof. Upon termination of Warehouse and Fulfillment Services, Service Provider shall be responsible for warehousing, packaging and loading of any inventory to be moved (but shall not be responsible for transportation) to any location as requested by Buyer.


1.3 Compensation.
    ------------

     (a) As compensation for the Services, Buyer shall pay Service Provider a base fee equal to $7.7 million per year (subject to adjustment per Section 2.1 below); and

     (b) If actual revenues of the Business (calculated in a manner consistent with Gibson's historical method) exceed the following amounts for the following periods, Buyer shall pay Service Provider an additional fee of five percent (5%) of such revenues in excess of such amount (the "Excess Services Fee"):

          (i) if actual revenues exceed $83 million for the first twelve months after the date of this Agreement, an Excess Services Fee of five percent (5%) of such revenues in excess of $83 million; and

          (ii) if actual revenues exceed $41.5 million for months thirteen through eighteen of the term of the Agreement, an Excess Services Fee of five percent (5%) of such revenues in excess of $41.5 million.

     (c) The fee calculated pursuant to clauses (a) and (b) above is referred to herein as the "Service Fee."

     (d) Service Provider will not charge Buyer for any services rendered as a result of violations of Service Provider's vendor compliance policy, but Buyer will assist Service Provider in obtaining payment from vendors for the account of Buyer for violations of Service Provider's vendor compliance policy as set forth on April 18, 2001. Service Provider and Buyer will split equally the actual penalty amounts recovered from such vendors. Buyer shall pay directly to freight carriers all expenses of freight or postage incurred in shipping or receiving items in connection with the Services.

     (e) Any additional services or changes in the nature of the Services shall be compensated by Buyer at a rate mutually agreed by the parties at the time such change or additional service is requested.


1.4  Payment.
     -------

     (a) Buyer shall remit payment of Six Hundred Forty-One Thousand Six Hundred Sixty-Seven Dollars ($641,667) (subject to adjustment per Section 2.1 below) plus any applicable reimbursements in Section 1.3(b), to Service Provider within thirty (30) calendar days of the end of each calendar month during the Transition Period. Service Provider shall provide an invoice of such fees and reimbursements due each month, reflecting categories of fees charged for each Service.

     (b) Within 30 days after the one-year anniversary of this Agreement and again within 30 days after the final six months of the term of this Agreement, Service Provider shall compute the Excess Services Fee for such period using the financial information available for each applicable period. Service Provider shall be provided reasonable access to records of Buyer in order to make such calculation. Buyer shall remit such additional amount to Service Provider within 15 days after the invoice date.


1.5  Interest.
     --------

All amounts due under this Article I and not paid on the applicable due date shall bear interest from the due date until paid at a per annum interest rate equal to the "Prime Rate" as then most recently reported in the Money Rate table of the Wall Street Journal as of the date such payment is due.


1.6  Currency.
     --------

All amounts payable under this Agreement shall be calculated and due and payable in United States Dollars.


1.7  Term.
     ----

Subject to Article II, the term of this Agreement (the "Transition Period") shall begin on the date hereof and shall end at the end of the eighteenth month from the date hereof.



                                ARTICLE II.

                                TERMINATION


2.1  Partial Termination By Buyer.
     ----------------------------

Buyer may from time to time terminate one or more, including all, of the Services upon not less than 90 days' written notice to Service Provider, and the Service Fee after the date of such termination shall be adjusted to reflect a reduction in the amount of Service Fee due to Service Provider based upon the allocations of the Service Fee reflected in Section 1.1; provided Buyer may terminate IT Services only after all other Services have been terminated. Services may be terminated only as of the end of a month. For example, if Buyer terminates the Personnel Services as of December 31, 2001, the total amount due for Personnel/Central Services ($50,000 annually) shall be prorated on a monthly basis for the period of this Agreement and the total amount due hereunder and the monthly payment due to Service Provider shall be reduced by $4,166.67 per month thereafter to reflect the cessation of such services for the balance of the term. At the termination of any Service, and upon termination of this Agreement, Buyer shall have the right, but shall be under no obligation, to offer employment to any of Service Provider's employees who have been providing the Services. Further, if Buyer terminates Warehouse and Fulfillment Services prior to August 1, 2002, Buyer shall reimburse Service Provider for all rent amounts, tax assessments, utilities and all other costs paid by Service Provider pursuant to or arising from its lease obligations in connection with its lease of facilities in Monroe, Connecticut and Shelton, Connecticut for the period from the effective time of the termination of Warehouse and Fulfillment
Services through July 31, 2002. Buyer must vacate the leased premises at Shelton, Connecticut on or before July 31, 2002, and no reduction in the Service Fee shall result. Buyer will be responsible for removing all personal property located in such premises on or prior to July 31, 2002, including inventory, racking and owned equipment, and shall be responsible for all costs relating thereto. Buyer agrees to indemnify and hold harmless Service Provider and its affiliates from any costs in the event of Buyer's holding over, including any required removal of property or damage to the premises resulting therefrom. Service Provider shall send an invoice to Buyer each month for amounts owing under this paragraph and Buyer shall pay such invoice upon receipt. These reimbursement payments are also subject to Sections 1.5 and 1.6 hereof.


2.2  Breach.
     ------

Buyer or Service Provider may terminate this Agreement if the other party has materially breached any term of this Agreement and such other party has not cured such breach within ten (10) days after receipt of notice of such breach. Service Provider shall also give notice to Buyer's lender of any breach by Buyer.


2.3  Force Majeure.
     -------------

Buyer may terminate this Agreement immediately if Service Provider shall have been prevented or restricted from performing hereunder for a period of ten (10) days by reason of Force Majeure (as defined in Article IV).


2.4  Effects of Termination.
     ----------------------

Upon any termination of this Agreement the right of a party to bring any cause of action against any other party based upon the duties, responsibilities and obligations specified in this Agreement shall survive termination of this Agreement for a period of six months. Upon termination, the Service Fee shall be determined based upon the same formula set forth above, except that the amount due shall be calculated only for the period prior to the termination of the Agreement.



                                 ARTICLE III.

                               CONFIDENTIALITY

Service Provider and Buyer agree and acknowledge that financial and other information relating to the other party to which it may have access under this Agreement is confidential business information. Service Provider and Buyer shall take reasonable actions to maintain the confidentiality of such information and will not disclose it to third parties except as required in the ordinary course of business. Upon termination of this Agreement, each party shall, upon request of the other, deliver to the other any such business information under its control.



                                 ARTICLE IV.

                                FORCE MAJEURE

"Force Majeure" for purposes of this Agreement shall be deemed to occur if a party is prevented from performing any obligation under this Agreement by reason of fire, explosion, casualty or accident resulting in plant closure, war, revolution, civil commotion, acts of public enemies, blockade, or embargo, or other event beyond the reasonable control of any party. Upon the giving of prompt notice by the party that is unable to perform due to Force Majeure, such party shall be excused from such performance to the extent of such prevention. The other party shall likewise be excused from performance of its obligations to the extent such obligations are related to the performance so prevented; provided, however, that the party unable to perform due to Force Majeure shall use its commercially reasonable efforts to avoid and to remove such causes of non-performance and both parties shall continue performance hereunder with the utmost dispatch whenever such causes are removed. Notwithstanding this Article IV, Buyer shall have the right to terminate this Agreement in conformity with the provisions of Section 2.2.



                                 ARTICLE V.

                                RELATIONSHIP

Nothing in this Agreement shall be construed to constitute Buyer and Service Provider as a partner, joint venturer, agent or representative of the other. Each party is an independent company retaining complete control over and complete responsibility for its operations and its employees. Nothing in this Agreement shall be construed to grant to either party any right or authority to assume or create any obligations on behalf or in the name of the other, to accept summons or legal process for the other or to bind the other in any manner whatsoever.



                                 ARTICLE VI.

                                    TAXES

Buyer shall pay any and all applicable sales or use taxes relating to the goods or services purchased hereunder. This undertaking specifically excludes any undertaking by Buyer to pay any and all other taxes including, but not limited to, taxes based upon Service Provider's income or property.



                                 ARTICLE VII.

                              CONFLICT OF TERMS

To the extent any term in an invoice or purchase order hereunder conflicts with the terms contained hereunder, the terms of this Agreement shall govern.



                                 ARTICLE VIII.

                                  INDEMNITY

Service Provider shall provide the Services consistent with the manner in which Service Provider provided the Services to Gibson immediately prior to the date hereof, and Service Provider shall, at its cost and expense, promptly correct errors which result from action taken by it in rendering Services under this Agreement. (Inventory shrinkage which does not exceed Gibson's historical shrinkage amounts during the period from March 31, 2001 through the effective date of this Agreement shall be deemed not to be an "error" for purposes of the preceding sentence.) Buyer shall, at its cost and expense not to exceed the price paid for any such service, correct any errors which result from actions taken by it under this Agreement; provided, however, that no Service Fee shall be charged with respect to those errors that occur in the ordinary course of business. Service Provider shall indemnify and hold Buyer harmless from any and all losses, damages and costs (including attorneys' fees) and from all claims for injury or death to persons or loss of or injury to property, caused by the fault or negligence of Service Provider, their employees and agents arising out of this Agreement or the Services performed hereunder; provided, however, that Buyer must receive Service Provider's consent prior to settlement of any claim, such consent not to be unreasonably withheld by Service Provider, and provided further, however, that the consent of Service Provider shall not be necessary to pay judgments rendered by a court of competent jurisdiction or orders of governmental agencies. Service Provider shall not be liable for consequential damages, lost profits or punitive damages. This indemnity shall survive the termination or expiration of this Agreement for a period of six months.



                                 ARTICLE IX.

                                MISCELLANEOUS

9.1  Assignability; Parties in Interest.
     ----------------------------------

     (a) Both Service Provider and Buyer may assign any or all of their respective rights, duties, obligations or undertakings hereunder to any affiliate or any of their direct or indirect subsidiaries or any successor in a transfer of all or substantially all of the assets of either party and shall advise the other party hereto of any such assignment and shall designate the assignee and transferee. Any such assignee shall assume all duties, obligations and undertakings of its assignor hereunder, but the assignor shall remain liable in the event of any transfer to any affiliate or subsidiary. In the event Service Provider enters into an agreement for such a transfer to a third party of all or substantially all of its assets, the Buyer shall have the right to terminate this Agreement on 90 days' notice if the transferee does not provide assurances of its ability to perform hereunder.

     (b) All the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the respective successors, assigns and legal representatives of the parties hereto.


9.2  Entire Agreement; Amendments.
     ----------------------------

This Agreement, including any exhibits or schedules referred to herein or delivered pursuant hereto, which form a part hereof, contain the entire understanding of the parties with respect to their subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein or therein. Except as otherwise specifically provided herein, this Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter.
This Agreement may be amended only by a written instrument duly executed by all parties or their respective successors, assigns or legal representatives. Any condition to a party's obligations hereunder may be waived, but only by a written instrument signed by the party entitled to the benefits thereof. The failure or delay of any party at any time or times to require performance of any provision or to exercise its rights with respect to any provision hereof, shall in no manner operate as a waiver of or affect such party's right at a later time to enforce the same.


9.3  Headings.
     --------

The section and paragraph captions contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretations of this Agreement.


9.4  Severability.
     ------------

The invalidity of any term or terms of this Agreement shall not affect any other term of this Agreement which shall remain in full force and effect.


9.5  Notices.
     -------

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed (registered or certified mail, postage prepaid, return receipt requested) or if sent by telecopy as follows:

If to Service Provider:     Thomas Nelson, Inc.
                            501 Nelson Place
                            Nashville, Tennessee 37214
                            Attn:  Eric D. Heyden
                            Vice President and General Counsel
                            Telecopy Number:  (615) 902-1840

with a copy to:             Bass, Berry & Sims PLC
                            AmSouth Center
                            315 Deaderick Street, Suite 2700
                            Nashville, Tennessee 37238
                            Attn:  James H. Cheek, III
                            Telecopy Number:  (615) 742-6298

If to Buyer:                Harold M. Anderson
                            Chief Executive Officer
                            Treat Entertainment, Inc.
                            3101 Clairmont Road, Suite C
                            Atlanta, Georgia  30329
                            Facsimile:  (404) 214-4390

with a copy to:             Timothy K. Corley
                            Timothy K. Corley, P.C.
                            600 SunTrust Bank
                            201 South Court Street
                            Florence, Alabama  35631
                            Facsimile:  (256) 760-0083

If to Buyer's lender:

                            -------------------------------
                            -------------------------------
                            -------------------------------

or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.


9.6  Governing Law.
     -------------

This Agreement shall be construed in accordance with and governed by the laws of the State of Tennessee applicable to agreements made and to be performed wholly within that jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the county of the State of Tennessee and of the United States of America, in each case located in Davidson County, for any litigation between Service Provider and Buyer arising out of or relating to this Agreement and the transactions contemplated hereby (and agree not to commence any litigation relating thereto except in such courts), and further agreed that service of any process, summons, notice or document by U S. registered mail to its respective address set forth in Section 9.5 shall be effective service of process for any litigation brought against it in any court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of this Agreement or the transactions contemplated hereby in the courts of the State of Tennessee or the United States of America, in each case located in Davidson County, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum.


9.7  No Third Party Beneficiaries.
     ----------------------------

This Agreement is intended and agreed to be solely for the benefit of the parties hereto and no other party shall accrue any benefit, claim or right of any kind whatsoever pursuant to, under, by or through this Agreement.

9.8  Counterparts.
     ------------

This Agreement may be executed simultaneously in one or more counterparts, with the same effect as if the signatories executing the several counterparts had executed one counterpart. All such executed counterparts shall together constitute one and the same instrument.


9.9  Time of the Essence.
     -------------------

Time is of the essence of this Agreement.


9.10  Buyer's Assignment to Lender.
      ----------------------------

At the time of execution of this Agreement, Service Provider will enter into an agreement acknowledging that Buyer has collaterally assigned its rights hereunder to its lender under certain circumstances.


     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of Buyer and by Service Provider on the date first above written.


BUYER:

CRG ACQUISITION CORP.


By: /s/ Harold Anderson
    ------------------------
Name:   Harold Anderson
Title:  Chairman and CEO



SERVICE PROVIDER:

THOMAS NELSON, INC.


By: /s/ Joe L. Powers
    ------------------------
Name:   Joe L. Powers
Title:  Executive Vice Presiden




SCHEDULE A

                   I.S. Data Transmission Summary


Initial Data Definitions Required
---------------------------------

Item Master Information - Daily
                          -----

Customer Master Information - Daily
                              -----

Minimum 1 Yr of AR and AP detail - Historical One time
                                   -------------------

Chart of Accounts Definition - Monthly
                               -------

Customer EDI matrix - One time, then as updated
                      -------------------------

Physical Inventory as of transaction close date - One time
                                                  --------

AR balances - Weekly
              ------

AP balances - Weekly
              ------

Sales History 2 Yrs - One time
                      --------


Daily/Weekly Data Transmissions Required
----------------------------------------

EDI (want a copy sent to TREAT of EDI transactions sent and received) - Daily
                                                                        -----

Inventory Affecting transactions (All of the below is Daily):
------------------------------------------------------------
            Invoicing (shipped goods)
            Receipts
            Adjustments
            Purchase Orders
            Customer Orders

Financial Recordkeeping transactions (All of the below is Weekly):
-----------------------------------------------------------------
            Journal Entries made
            Payments Received from Customer
            Payments made to vendors
            Credits Issues (Returns, adjustments, etc.)